Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Earnings
Income from continuing operations before income taxes	$1,034	$949	$1,006	$1,983	$1,890
Fixed charges, excluding interest on deposits	119	132	123	251	227
Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	1,153	1,081	1,129	2,234	2,117
Interest on deposits	106	67	43	173	82
Income from continuing operations before income taxes and fixed charges, including interest on deposits	$1,259	$1,148	$1,172	$2,407	$2,199
Fixed charges
Interest expense, excluding interest on deposits	$89	$102	$97	$191	$176
One-third net rental expense (a)	30	30	26	60	51
Total fixed charges, excluding interest on deposits	119	132	123	251	227
Interest on deposits	106	67	43	173	82
Total fixed charges, including interests on deposits	$225	$199	$166	$424	$309
Earnings to fixed charges ratios
Excluding interest on deposits	9.74	8.23	9.17	8.94	9.31
Including interest on deposits	5.61	5.78	7.06	5.69	7.11

(a)	The proportion deemed representative of the interest factor.